555 California Street San Francisco, CA 94104	(415) 875-2300 Fenwick.com

Robert A. Freedman rfreedman@fenwick.com | 650.335.7292

August 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Gary Newberry
Angela Connell
Ada D. Sarmento
Laura Crotty

Re:	DiCE Molecules Holdings, LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 6, 2021
File No. 333-259061

Ladies and Gentlemen:

We are submitting this letter on behalf of DiCE Molecules Holdings, LLC. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 24, 2021 (the “Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted by the Company to the Commission on August 6, 2021 (the “Draft No. 2”). Concurrently herewith, we are transmitting Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your revisions in response to prior comment 2. Please revise to provide a summary of the data from the preclinical head-to-head studies that you used to draw the conclusion that S011806 has shown a comparable selective inhibition profile to that of COSENTYX. You may provide a summary of the data that you used to draw the conclusion but not the conclusion itself, as such discussion is more appropriate in the Business section where full and proper context can be provided.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 4 and 5 of Amendment No. 1.

U. S. Securities and Exchange Commission

August 27, 2021

Our Team and Investors, page 6

2.

We note your response to prior comment 5 that the company does not view the list of investors to be material but the list provides useful information about the composition of its current stockholder base. The identification of past life science investors appears to suggest that potential investors may consider investments made by these investors as a factor in making their investment decisions without knowing the amount of their investment in total or on a per share basis, their investment strategies or whether these investors continue to hold their shares. Additionally, as these shareholders are not subject to the reporting requirements of Section 16, investors will not know when they decide to sell their shares. Therefore, we continue to believe the disclosure is inappropriate for the registration statement and ask that it be removed.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 122 of Amendment No. 1.

Business, page 117

3.

We note your revisions in response to prior comment 7 and reissue. Please revise your disclosure to provide appropriate context for various conclusions and predictions as to the performance of your product candidates and revise and/or remove any statements that imply safety or efficacy as safety and efficacy determinations are solely within the authority of the FDA or similar foreign regulators. For example, we note statements that your head-to-head preclinical trials have shown a comparable selective inhibition profile of S011806 to that of COSENTYX, that the selectivity profile demonstrated by S011806 is generally consistent with COSENTYX, that you anticipate observing potential clinical activity within two to four weeks following the initial dosing of S011806 based on the reported onset of clinical efficacy of COSENTYX, and similar statements. Please revise this disclosure and similar statements throughout your prospectus to remove any suggestion that there is an expectation that your product candidate will be effective or will have similar performance to approved therapies. You may provide a summary of the data that you used to draw these conclusions or predictions but not the conclusions or predictions themselves.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 4, 5, 99, 117, 120, 126, 130, 131, 133 and 135 of Amendment No. 1.

U. S. Securities and Exchange Commission

August 27, 2021

Sanofi License and Collaboration Agreement, page 141

4.

Please revise to disclose the duration of the royalty term or how it is determined. Please also revise to disclose that the agreement, unless terminated earlier, will continue in full force and effect until the expiration of the last royalty term for the last collaboration product.

In response to the Staff’s comment, the Company has revised its disclosure on page 142 of Amendment No. 1.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292, or in my absence, Amanda Rose at (206) 389-4553.

Sincerely,

/s/ Fenwick & West LLP

FENWICK & WEST LLP

Robert A. Freedman

Partner

cc:	J. Kevin Judice, Ph.D., Chief Executive Officer
Scott Robertson, Chief Financial Officer
Matthew S. Rossiter, Fenwick & West LLP
Amanda L. Rose, Fenwick & West LLP